                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                               (AMENDMENT NO. 14)*

                           OPHTHALMIC IMAGING SYSTEMS
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     683737
                                 (CUSIP Number)

                           Premier Laser Systems, Inc.
                              Attn: Colette Cozean
                                 3 Morgan Avenue
                                Irvine, CA 92718

                                 with a copy to:

                            William J. Simpson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200

           (Name, address and telephone number of person authorized to receive notices and communications)

                                October 21, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
-----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683737                      13D                      Page 2 of 6 Pages

________________________________________________________________________________
1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Premier Laser Systems, Inc.
              33-0472684
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY
     --------------------------------------------------------------------

________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,281,758 shares (1)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,131,758 shares (1)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,281,758 shares (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 53.0% based on 4,305,428 shares(2) of common stock reported as outstanding as of October 21, 1999.
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(Footnotes set forth on Addendum to Schedule 13D herein)

CUSIP No. 683737                      13D                      Page 3 of 6 Pages

                           OPHTHALMIC IMAGING SYSTEMS
                                  Common Stock

                                  SCHEDULE 13D

         This Amendment No. 14 (the "Amendment") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 filed with the Commission on January 5, 1998, by Amendment No. 2 filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 13, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998, by Amendment No. 5 filed with the Commission on August 14, 1998, by Amendment No. 6 filed with the Commission on August 20, 1998, by Amendment No. 7 filed with the Commission on August 21, 1998, by Amendment No. 8 filed with the Commission on November 25, 1998, by Amendment No. 9 filed with the Commission on January 5, 1999, by Amendment No. 10 filed with the Commission on February 11, 1999, by Amendment No. 11 filed with the Commission on March 26, 1999, by Amendment No. 12 filed with the Commission on June 11, 1999, by Amendment No. 13 filed with the Commission June 29, 1999 with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares"), of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OIS") (the "Original Schedule 13D" as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 21, 1999, Premier entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with OIS and Ophthalmic Acquisition Corporation, a California corporation and wholly-owned subsidiary of Premier ("Merger Sub").

Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into OIS (the "Merger") at the effective time of the Merger, and OIS will become a wholly-owned subsidiary of Premier. At the effective time of the Merger, each outstanding share of the common stock, $.01 par value per share, of OIS ("OIS Common Stock"), other than shares of OIS Common Stock to be canceled in accordance with the Merger Agreement, will be converted into the right to receive 0.80 shares (the "Exchange Ratio") of Class A common stock, par value $.01 per share, of Premier ("Premier Common Stock").

In addition, Premier will assume certain outstanding options exercisable for OIS Common Stock.

The Merger is intended to be a tax-free reorganization under the Internal Revenue Code of 1986, as amended. The Merger is subject to approval by the shareholders of OIS, regulatory approvals and other customary closing conditions.

Also on October 21, 1999, OIS entered into a Series B Preferred Stock Purchase Agreement with Premier (the "Stock Purchase Agreement") pursuant to which OIS agreed to sell shares of OIS Series B Preferred Stock (the "Series B Preferred

CUSIP No. 683737                      13D                      Page 4 of 6 Pages

Stock") at the price of $25.00 per share with such shares carrying the voting power of 1,000 shares of OIS Common Stock. OIS becomes obligated to sell 50 shares of the Series B Preferred Stock for every 50,000 shares of OIS Common Stock issued under OIS Common Stock options. Premier intends to purchase any such shares by cancelling indebtedness of OIS to Premier.

Previously, on October 18,1999, OIS filed a Certficate of Determination which designated the rights, preferences, privileges and restrictions of the Series B Preferred Stock (the "Certificate").

On October 21, 1999, OIS, Premier and Walt Williams ("Williams"), Daniel Durrie ("Durrie") and Randall Fowler ("Fowler" and together with Williams and Durrie, the "Outside Directors") entered into an agreement (the "Agreement") which (i) recognized the exercise by each of the Outside Directors of an option to purchase 50,000 shares of OIS Common Stock for an aggregate total of 150,000 shares; and (ii) effected the sale by OIS to Premier of 150 shares of the Series B Preferred Stock in exchange for Premier's cancellation of certain OIS indebtedness in the amount of $3,750.

The foregoing summaries of certain principal terms of the Merger Agreement, the Stock Purchase Agreement, the Certificate and the Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Stock Purchase Agreement, the Certificate and the Agreement, copies of which are attached hereto as Exhibit 4.1, Exhibit 4.2, Exhibit 4.3 and
Exhibit 4.4, respectively, and are hereby incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 14.

Item 7.  Material to be Filed as Exhibits.


Exhibit 4.1       Agreement and Plan of Reorganization, dated October 21,
                  1999, by and among Premier Laser Systems, Inc., a California corporation ("Premier"), Ophthalmic Acquisition Corporation, a California corporation ("Merger Sub"), and Ophthalmic Imaging Systems, a California corporation ("OIS").

Exhibit 4.2 Series B Preferred Stock Purchase Agreement, dated October 21, 1999, by and between Premier and OIS.

Exhibit 4.3 Certificate of Determination of Preferences of Series B Preferred Stock of OIS, as filed October 18, 1999.

Exhibit 4.4       Agreement, dated October 21, 1999, by and among Premier,
                  OIS, Walt Williams ("Williams"), Daniel Durrie ("Durrie") and Randall Fowler ("Fowler" and together with Williams and Durrie, the "Outside Directors").

Exhibit 99.19 Joint Press Release of Parent and the Company, issued October 22, 1999.

CUSIP No. 683737                      13D                      Page 5 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 27, 1999
                                         PREMIER LASER SYSTEMS, INC.


                                         By:    /s/  Robert V. Mahoney
                                             -----------------------------------
                                              Name:  Robert V. Mahoney
                                              Title: Executive Vice President of
                                                     Finance and Chief Financial
                                                     Officer

CUSIP No. 683737                      13D                      Page 6 of 6 Pages

                            ADDENDUM TO SCHEDULE 13D

                       ISSUER: OPHTHALMIC IMAGING SYSTEMS
                  REPORTING PERSON: PREMIER LASER SYSTEMS, INC.
                 (The contents of this Addendum are part of this
             Statement on Schedule 13D filed by the Reporting Person
            referenced above and are incorporated by reference herein
          at such point which corresponds to the appropriate footnote.)



Footnotes to Schedule 13D
-------------------------

(1) On October 21, 1999, OIS, Premier and Walt Williams ("Williams"), Daniel Durrie ("Durrie") and Randall Fowler ("Fowler" and together with Williams and Durrie, the "Outside Directors") entered into an agreement (the "Agreement") which (i) recognized the exercise by each of the Outside Directors of an option to purchase 50,000 shares of OIS Common Stock for an aggregate total of 150,000 shares; and (ii) effected the sale by OIS to Premier of 150 shares of the Series B Preferred Stock in exchange for Premier's cancellation of certain OIS indebtedness in the amount of $3,750. The terms of the Series B Preferred Stock provide that each share of such stock shall carry the voting power of 1,000 shares of OIS Common Stock. Thus, Premier holds 2,131,758 shares of OIS Common Stock, and has voting rights equal to an additional 150,000 shares pursuant to Premier's acquisition of the 150 shares of Series B Preferred Stock.

(2) The 4,305,428 shares of OIS Common Stock does not include the 150,000 shares over which the Reporting Person has voting control through its acquisition of the 150 shares of Series B Preferred Stock.